NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire class of Depositary Shares (Each representing a 1/10 interest of a share of 7.625% Series E Cumulative Redeemable Preferred Stock) (the 'Depositary Shares') of New Plan Excel Realty Trust, Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on June 8, 2007, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Depositary Shares are no longer suitable for continued listing and trading on the Exchange. Information supplied by the Company or taken from other sources believed by the Exchange to be reliable indicates that as of April 20, 2007, the Company merged with Super MergerSub Inc. an affiliate of Centro Properties Limited. The merger became effective before the opening on April 20, 2007. The Depositary Shares of New Plan Excel Realty Trust, Inc. was suspended before the opening of business on April 23, 2007. A Form 25 was filed with the Commission to deregister the Common Stock of the Company on May 2, 2007. 1. The Exchange's Listed Company Manual, Section 802.01D, states in part that 'the Exchange is not limited by the criteria set forth in this section. Rather, it may make an appraisal of, and determine on an individual basis, the suitability for continued listing of an issue in the light of all pertinent facts whenever it deems such action appropriate, even though a security meets or fails to meet any enumerated criteria.' In view of the fact that the Depositary Shares of the Company was suspended from trading on the Exchange on April 23, 2007, following the aforementioned merger, the Exchange also considered the appropriateness of the continued listing of the Depositary Shares and determined that the Depositary Shares are no longer suitable for continued listing on the Exchange. 2. The Exchange, on April 20, 2007, determined that the Depositary Shares should be suspended from trading before the opening of the trading session on April 23, 2007, and directed the preparation and filing with the Commission of this application for the removal of the Depositary Shares from listing and registration on the Exchange. 3. Pursuant to the above authorization, a press release was issued on April 20, 2007, and an announcement was made on the 'ticker' of the Exchange at the opening and at the close of the trading session on April 23, 2007 of the proposed suspension of trading in the Depositary Shares. Similar information was included on the Exchange's website. Trading in the Depositary Shares on the Exchange was suspended before the opening of the trading session on April 23, 2007. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Depositary Shares, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period. 5. The Exchange also notifies the Depositary Shares and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on April 23, 2007.